Filed by HomeTrust Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Jefferson Bancshares, Inc.
Commission File Number: 000-50347

Set forth below are materials that were provided to employees of Jefferson Bancshares, Inc.

January 23, 2014

TO:	Jefferson Federal Bank Employee

FROM:	Dana Stonestreet, Chairman, President and CEO

RE:	Welcome to HomeTrust Bank

Welcome to HomeTrust Bank!  We are pleased to be entering east Tennessee by building together on the foundation that you have created.  We are looking forward to the many opportunities of all we can accomplish by working together.  We will work very hard in the weeks and months ahead to make this a very smooth transition for you personally as well as for your customers.

One of our key focuses for success is maintaining a differentiating culture that is based upon caring, teamwork, trust, and employee engagement.  We are confident that you will enjoy getting to know your new team members and we encourage you to ask questions.  They will be very helpful in familiarizing you with HomeTrust Bank products and services and ensuring that you have the tools you need to be successful.  We understand that change yields uncertainty and we want to provide you as much information as possible to help you with this transition.

Enclosed is material that may answer some of your immediate questions.  We will provide additional opportunities in the weeks ahead to familiarize you with HomeTrust Bank and address additional questions at that time.

Thank you for your commitment to your Bank, your customers, and to each other.  We are very excited that you are joining us to continue the legacy you have built.  Together, we will make it “BETTER” for each other, our customers, and our communities!

Dana L. Stonestreet
Chairman, President and CEO

Additional Information and Where to Find It

HomeTrust, Bancshares, Inc. (“HomeTrust”) will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction.  The registration statement will include a proxy statement of Jefferson Bancshares, Inc. (“Jefferson”) that also constitutes a prospectus of HomeTrust, which will be sent to the shareholders of Jefferson.  Jefferson shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about HomeTrust, Jefferson and the proposed transaction.  When filed, this document and other documents relating to the merger filed by HomeTrust and Jefferson can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing HomeTrust’s website at www.hometrustbanking.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing Jefferson’s website at www.jeffersonfederal.com under the tab “SEC Filings” and then under “SEC Filings.”  Alternatively, these documents, when available, can be obtained free of charge from HomeTrust upon written request to HomeTrust Bancshares, Inc., Attn: Investor Relations, 10 Woodfin Street, Asheville, North Carolina 28801 or by calling (828) 350-3049, or from Jefferson, upon written request to Jefferson Bancshares, Inc., Attn: Investor Relations, 120 Evans Avenue, Morristown, Tennessee 37814 or by calling (423) 586-8421.

HomeTrust, Jefferson and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Jefferson shareholders in connection with the proposed transaction under the rules of the SEC.  Information about these participants may be found in the definitive proxy statement of HomeTrust filed with the SEC by HomeTrust on October 11, 2013 and the definitive proxy statement of Jefferson filed with the SEC on October 4, 2013.  These definitive proxy statements can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

EMPLOYEE FAQs

1.	Will my pay rate change?

No, your pay will remain the same.  HomeTrust Bank reviews our pay structure annually to remain competitive with market conditions.

2.	Will our pay periods be the same?

No, HomeTrust Bank pays on semi-monthly basis – on the 15th and the last working day of the month.  Regular compensation is paid current and overtime is paid in arrears.   You will not lose any pay in the transition from a bi-weekly pay period to a semi-monthly pay period.

3.	Will my benefits change?

You will transition to the HomeTrust Bank benefits program.  Your benefits choices will include medical, dental, disability, vision, life and AD&D insurance and dependent life insurance.  Please refer to the Benefits Summary provided.  We will schedule on-site meetings to provide you all the information you need to make the right benefit choices to meet your individual needs.

4.	What retirement plans are available?

You will be eligible to participate in the HomeTrust Bank 401(k) Plan immediately upon becoming a HomeTrust Bank employee.  You will also be immediately eligible to receive a matching contribution equal to 100 percent of your salary deferral up to 6 percent of your pay.

Additionally, HomeTrust Banking Partnership sponsors an Employee Stock Ownership Plan (ESOP) that you will be eligible to participate in immediately provided you have a year of service with Jefferson Federal Bank.  These contributions are 100 percent paid by the Bank.

5.	What will happen to my existing 401(k)?

Once the Merger occurs, future contributions will be invested in the HomeTrust Bank 401(k) Plan.   We will work with your existing provider to terminate your existing Plan.  Once this occurs, you will have the option to take a distribution subject to taxation, rollover your account balance into an IRA or into the HomeTrust Bank 401(k) Plan.

6.	What will happen to my existing ESOP Plan Balance?

Once the Merger occurs, we will work with your existing provider to terminate your existing Plan.  Once this occurs, you will have the option to take a distribution subject to taxation, rollover your account balance into an IRA or into the HomeTrust Bank 401(k) Plan.

7.	Will my prior service count towards vesting service?

Yes, you will receive credit for all your years of service accrued at Jefferson Federal Bank.

8.	What is the address for HomeTrust Banking Partnership?

HomeTrust Banking Partnership
10 Woodfin Street
Asheville, NC 28801
828-259-3939 or 1-800-627-1632

9.	Can employees apply for other positions within HomeTrust Bank?

HomeTrust Bank is committed to ensure that all employees receive fair and equal treatment not only in hiring but also for promotional opportunities and transfers.  It is our policy to fill vacancies internally whenever possible.    Employees requesting a transfer or promotion will be considered on the basis of qualifications, their demonstrated abilities, and the needs of the organization.  Normally, available positions are posted on our Intranet which is accessible to all employees.

10.	Will my vacation accrual change?

Yes, HomeTrust Banking Partnership provides Paid Time Off (PTO) rather than separate vacation and sick days.  PTO may be used for vacation, illness, family illness, or any other personal reason.

During this transition, we will transfer any accrued but untaken vacation or sick time you have earned with Jefferson Federal or State of Franklin.  You will also begin accruing vacation as soon as you become an employee.

11.	Will HomeTrust Bank recognize the same holiday schedule?

HomeTrust Banking Partnership recognizes the Federal Reserve Holiday Schedule.

12.	What should we tell our customers?

You can reassure your current customers that while there will be some changes to the products we will offer, the same employees delivering quality service will remain!

13.	When is this change effective?

We anticipate that the Merger will be completed during the second quarter of 2014 and that the system conversion will occur the weekend of August 23rd, 2014.  You will be fully trained on our products, services and systems before the conversion is completed.  We will also have people knowledgeable of our products, services, and systems on site to make the transition easier for you.

Additional Information and Where to Find It

HomeTrust, Bancshares, Inc. (“HomeTrust”) will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction.  The registration statement will include a proxy statement of Jefferson Bancshares, Inc. (“Jefferson”) that also constitutes a prospectus of HomeTrust, which will be sent to the shareholders of Jefferson.  Jefferson shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about HomeTrust, Jefferson and the proposed transaction.  When filed, this document and other documents relating to the merger filed by HomeTrust and Jefferson can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing HomeTrust’s website at www.hometrustbanking.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing Jefferson’s website at www.jeffersonfederal.com under the tab “SEC Filings” and then under “SEC Filings.”  Alternatively, these documents, when available, can be obtained free of charge from HomeTrust upon written request to HomeTrust Bancshares, Inc., Attn: Investor Relations, 10 Woodfin Street, Asheville, North Carolina 28801 or by calling (828) 350-3049, or from Jefferson, upon written request to Jefferson Bancshares, Inc., Attn: Investor Relations, 120 Evans Avenue, Morristown, Tennessee 37814 or by calling (423) 586-8421.

HomeTrust, Jefferson and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Jefferson shareholders in connection with the proposed transaction under the rules of the SEC.  Information about these participants may be found in the definitive proxy statement of HomeTrust filed with the SEC by HomeTrust on October 11, 2013 and the definitive proxy statement of Jefferson filed with the SEC on October 4, 2013.  These definitive proxy statements can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.